Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Gyre Therapeutics, Inc. on Form S-3 to be filed on or about November 14, 2024 of our report dated March 30, 2023, on our audits of the financial statements of Catalyst Biosciences, Inc. (the “Company”) as of December 31, 2022 and 2021 and for each of the years then ended, which report was included in the Annual Report on Form 10-K filed March 30, 2023. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

EISNERAMPER LLP
Philadelphia, Pennsylvania
November 14, 2024